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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-9
                      Solicitation/Recommendation Statement
                       Pursuant to Section 14(d)(4) of the
                         Securities Exchange Act of 1934

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                                  M/A/R/C INC.
                            (Name of Subject Company)

                                  M/A/R/C INC.
                        (Name of Person Filing Statement)

                          Common Stock, Par Value $1.00
                         (Title of Class of Securities)

                                    552914103
                      (CUSIP Number of Class of Securities)

                                Harold R. Curtis
                      Secretary and Chief Financial Officer
                                  M/A/R/C Inc.
                            7850 North Belt Line Road
                                 P.O. Box 650083
                               Irving, Texas 75063
                                 (214) 506-3400
            (Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications on Behalf of the Person Filing Statement)

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                                 With copies to:
                               Scott Bradley, Esq.
                            Bradley Luce Bradley LLP
                           1256 Main Street, Suite 252
                             Southlake, Texas 76092
                                 (817) 329-6626

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Item 1.  Security and Subject Company.

      The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates is M/A/R/C Inc., a Texas corporation (the "Company"). The address of the principal executive offices of the Company is 7850 North Belt Line Road, P.O. Box 650083, Irving, Texas 75063. The class of equity securities to which this Schedule 14D-9 relates is common stock, par value $1.00, of the Company (the "Company Common Stock" or the "Shares").

Item 2. Tender Offer of Purchaser.

      This Schedule 14D-9 relates to the tender offer disclosed in the Schedule 14D-1, dated October 4, 1999 (the "Schedule 14D-1"), of Armstrong Acquisition Corp., a Texas corporation ("Purchaser") and a wholly owned subsidiary of Omnicom Group Inc. ("Parent"), to purchase all of the issued and outstanding Shares at a price of $20.00 per Share, net to the seller in cash, without interest (the "Per Share Amount"), upon the terms and subject to the conditions set forth in the Offer To Purchase, dated October 4, 1999 (the "Offer To Purchase"), and the related Letter of Transmittal (which, together with any amendments or supplements to the Offer To Purchase or Letter of Transmittal, collectively constitute the "Offer"). Copies of the Offer To Purchase and the related Letter of Transmittal are included as Exhibits (a)(1) and (a)(2) to the
Schedule 14D-1 and are incorporated herein by this reference.

      The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of September 30, 1999 (the "Merger Agreement"), by and among the Company, Parent and Purchaser. The Merger Agreement provides, among other things, that Purchaser and Parent will commence the Offer for all of the Shares at a price of $20.00 per Share, and that, provided the specified conditions to Purchaser's obligations to purchase Shares in the Offer have been satisfied or waived, Purchaser will acquire the Shares so tendered pursuant to the Offer. The Merger Agreement also provides that, as soon as practicable after the satisfaction or waiver of certain additional conditions set forth in the Merger Agreement, Purchaser will be merged into the Company (the "Merger"). Pursuant to the Merger, the Shares of non-tendering Shareholders who do not dissent from the Merger will be converted into the right to receive $20.00 per Share in cash, without interest. A copy of the Merger Agreement is included as Exhibit (c)(1) to the Schedule 14D-1 and is incorporated herein by this reference.

      At a meeting held on September 30, 1999 members of the Board of Directors of the Company, (the "Company Board") (with one director abstaining) adopted the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, approved the Offer and the Merger and determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger are fair to and in the best interests of the Shareholders. At that meeting the Company Board also approved the Tender, Voting and Option Agreement (as defined herein).

      As set forth in the Schedule 14D-1, the principal executive offices of Parent and Purchaser are located at 437 Madison Avenue, New York, New York 10022.

Item 3.  Identity and Background.

      (a) Name and Address of Filing Person. The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

      (b) Material Contracts, Conflicts of Interest, Etc. Except as set forth in this Item 3(b), to the knowledge of the Company, there are no material contracts, agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or (ii) Parent or Purchaser or their respective executive officers, directors or affiliates.

      Agreements with Parent and Purchaser. A summary of the material provisions of the Merger Agreement is included in Section 12 of the Offer To Purchase, which is included as Exhibit (a)(1) to the Schedule 14D-1 and is incorporated herein by this reference. Such summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which has been filed as Exhibit (c)(1) to the Schedule 14D-1 and is incorporated herein by this reference.

      In connection with the execution of the Merger Agreement, the Company, certain Shareholders of the Company, the spouses of certain of such Shareholders, Purchaser and Parent have entered into a Tender, Voting and Option Agreement, dated as of September 30, 1999 (the "Tender, Voting and Option Agreement"), pursuant to which the Shareholders party thereto have agreed, among other things, to tender in the Offer the Shares beneficially owned by them and vote their Shares in favor of the Merger and against proposals adverse to or


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conflicting with the transactions contemplated by the Merger Agreement and have granted an irrevocable proxy to that effect. The Shareholders party thereto have also granted to Parent an option to purchase the Shares beneficially owned by them at the Per Share Amount. The option is exercisable if, among other things,
(1) the Offer is consummated (but the Shares subject to the Tender, Voting and Option Agreement were not purchased by Purchaser), (2) the Merger Agreement becomes terminable under certain circumstances, or (3) another person or group
(a) discloses a tender or exchange offer, (b) announces an intent to acquire the Company or acquires 10% or more of the Company's capital stock, or (c) as of September 15, 1999, owned 10% or more of the Company's capital stock and acquires or proposes to acquire an additional 5% or more of the Company's capital stock. The Shareholders party to the Tender, Voting and Option Agreement include executive officers and certain directors of the Company who beneficially own 22.5% of the outstanding Shares and 21.9% of the Shares calculated on a fully diluted basis (assuming exercise of Options and Warrants to purchase 95,000 Shares and 99,000 Shares, respectively, held by these Shareholders). A summary of the material provisions of the Tender, Voting and Option Agreement is included in Section 12 of the Offer To Purchase, which is included as Exhibit
(a)(1) to the Schedule 14D-1 and is incorporated herein by this reference. The summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Tender, Voting and Option Agreement, a copy of which has been filed as Exhibit (c)(2) to the Schedule 14D-1 and is incorporated herein by this reference.

      From time to time the Company has performed market research projects for one or more of the Parent's affiliates but no ongoing business relationship currently exists between the Company and the Parent or its affiliates at this time.

      Agreements with Executive Officers, Directors or Affiliates of the Company; Interests of Directors and Executive Officers in the Offer and the Merger. Certain agreements, arrangements or understandings between the Company and certain of its directors, executive officers and affiliates are set forth in the Company's Proxy Statement, dated March 30, 1999, for its 1999 Annual Meeting of Stockholders (the "1999 Proxy Statement"). The relevant portions of the 1999 Proxy Statement, updated where applicable, are included in the Information Statement attached hereto as Schedule II and incorporated herein by reference.

      The Company Board and executive officers of the Company may have interests in the Offer and the Merger that are different from or in addition to the interests of Shareholders of the Company generally. These additional interests relate to, among other things, the effect of the Offer and the Merger on certain employment, benefit and other arrangements to which directors and executive officers are parties or under which they have rights. These interests, to the extent material, are described below. The Company Board was aware of these interests and considered them, among other things, prior to adopting the Merger Agreement. See Item 4 below.

      Employment Agreements. At the request of Parent, the Company has entered into new employment agreements with each of its three principal executive officers. The agreements will become operative only upon the occurrence of the effective time of the Merger (the "Effective Time"). A summary of certain material provisions of each of the agreements follows.

      Each of Ms. Sharon M. Munger, currently Chairman of the Board of Directors of the Company and Chief Executive Officer of the Company, Mr. Jack D. Wolf, currently President and Chief Operating Officer of the Company, and Mr. Harold
R. Curtis, currently Executive Vice President, Secretary and Chief Financial Officer of the Company, has entered into an employment agreement that has an initial term beginning on the Effective Time and ending on December 31, 2002. The agreements provide (1) that the executive party thereto will continue to serve in his or her present capacity with the Company during the term of the employment agreement for an annual salary of $400,000 in the case of Ms. Munger, $400,000 in the case of Mr. Wolf and $200,000 in the case of Mr. Curtis and (2) for participation in all benefits offered by the Company (which, pursuant to the Merger Agreement, must be, in the aggregate, substantially comparable to those employee benefits provided immediately prior to the date of the Merger Agreement, subject to certain limited exceptions). Under the employment agreements, if the executive is terminated by the Company "without cause" (as defined in the agreements) or the executive terminates his or her employment for "good reason" (as defined in the agreements), the executive is entitled to continue to receive from the Company his or her applicable salary compensation and benefits through December 31, 2002 if the date of termination occurs on or prior to September 30, 2002 or 90 days after the date of termination if such date occurs after September 30, 2002. Each of these employment agreements contains confidentiality and nonsolicitation covenants that require these officers not to, directly or indirectly, solicit or service the Company's clients or solicit or hire the Company's


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employees for a period of two years after termination of their employment periods. Ms. Munger's, Mr. Wolf's and Mr. Curtis's cash compensation for 1998 was $325,000, $260,000 and $175,000, respectively.

      The foregoing summary of the employment agreements does not purport to be complete and is qualified in its entirety by reference to the complete text of these agreements, which are filed as Exhibits 6 through 8 to this Schedule 14D-9 and incorporated herein by this reference.

      Stock Options, Warrants and Restricted Stock. The Merger Agreement provides that the Company will take all actions necessary to provide that, upon consummation of the Merger, (1) subject to clause (2), each then outstanding option to purchase Shares (the "Options") granted under any of the Company's stock option plans and each then outstanding warrant to purchase Shares (the "Warrants"), whether or not then exercisable or vested, will either (a) be acquired by the Company for cancellation in consideration of payment to the holders of such Options and Warrants of an amount in respect thereof equal to the product of (x) the excess, if any, of the Per Share Amount over the per share exercise price thereof and (y) the number of Shares subject thereto (such payment to be net of applicable withholding taxes) or (b) be converted into an Option or Warrant, as applicable, to purchase the number of shares of common stock of Parent equal to the number of Shares subject to such Option or Warrant, as applicable, in each case on terms which, giving effect to the Offer and the Merger, preserve the existing terms of such Options and Warrants and (2) each then outstanding Option that has been designated by the Company as an "Incentive Stock Option" (an "ISO") will be converted into an option in accordance with clause (b) above. In accordance with the terms of the Merger Agreement, any Options (other than ISOs) and Warrants not exercised or exchanged prior to the Effective Time will be converted by reason of the Merger into the right to receive, upon payment of the exercise price thereunder, an amount in cash, without interest, equal to the Per Share Amount times the number of Shares subject thereto. As of September 30, 1999, 853,240 Shares were issuable pursuant to the Options and 156,500 Shares were issuable pursuant to the Warrants. Directors and executive officers of the Company collectively held Options to purchase 95,000 Shares (including an Option to purchase 5,000 Shares held by Mr. Curtis) and Warrants to purchase 121,500 Shares (including Warrants to purchase 99,000 Shares held by Ms. Munger and Mr. Wolf). A more detailed summary of these provisions is contained in Section 12 of the Offer To Purchase (which is attached as Exhibit (a)(1) to the Schedule 14D-1 and incorporated herein by this reference) under the heading "Purpose of the Offer and the Merger; Plans for the Company; the Merger Agreement; the Tender, Voting and Option Agreement; Other Matters -- The Merger Agreement -- Treatment of Options and Warrants."

      Parent has informed the Company that it is willing to offer the holders of restricted Shares the opportunity to permit restricted Shares to be exchanged for shares of Parent common stock on terms to be determined by the parties, subject to compliance with the federal securities laws. As of September 30, 1999, 252,000 restricted Shares were issued and outstanding, all of which were held by Ms. Munger and Mr. Wolf.

      Indemnification. The Merger Agreement provides (1) for indemnification of the Company's directors and executive officers in certain circumstances, (2) that the existing indemnification of the Company's directors and executive officers contained in its Articles of Incorporation and Bylaws will remain in place for a period of seven years after the Merger closing, and (3) that director and officer indemnity insurance coverage will be maintained for the Company's directors and executive officers for a period of seven years after the Merger closing. A more detailed summary of these provisions in the Merger Agreement is contained in Section 12 of the Offer To Purchase (which is attached as Exhibit (a)(1) to the Schedule 14D-1 and incorporated herein by this reference) under the heading "Purpose of the Offer and the Merger; Plans for the Company; the Merger Agreement; the Tender, Voting and Option Agreement; Other Matters -- The Merger Agreement -- Agreement to Defend and Indemnify."

Item 4.  The Solicitation or Recommendation.

      Recommendation of the Board of Directors of the Company. At a meeting held on September 30, 1999, the Company Board (with one director abstaining) adopted the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, approved the Offer and the Merger and determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger are fair to and in the best interests of the Shareholders. At that meeting the Company Board also approved the Tender, Voting and Option Agreement.

      The Company Board recommends that the Shareholders accept the Offer and tender their Shares pursuant to the Offer.


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      A letter to the Company's Shareholders communicating the Company Board's recommendation and a press release announcing the execution of the Merger Agreement are filed herewith as Exhibits 3 and 4, respectively, and are incorporated herein by this reference.

      Background of the Offer. From time to time, the Company has considered possible strategic alternatives, including possible business combination transactions. In 1998, Ms. Munger and other representatives of the Company had informal discussions regarding possible strategic transactions with various other companies in the information-based business, including Parent. In connection therewith, in April 1998, the Company retained ING Barings LLC ("ING Barings") to provide financial advice to the Company regarding its strategic alternatives.

      In late 1998, representatives of the management of one of Parent's operating subsidiaries contacted senior management of the Company to determine whether the Company would be interested in pursuing discussions regarding the possible acquisition of the Company by Parent. Subsequent discussions were conducted among representatives of the Company, including representatives of ING Barings, on an intermittent basis during the first several months of 1999. In addition, during this period, representatives of the Company, including ING Barings, contacted a number of other companies (some of which had previously contacted the Company) that were believed to be possibly interested in pursuing discussions regarding a business combination transaction with the Company. Except as described below, these discussions did not result in any business combination or acquisition proposal that the Company believed should be pursued.

      In early May 1999, representatives of Parent informed representatives of the Company that Parent would be interested in pursuing the possible acquisition of the Company at an indicated acquisition price of $18.50 per Share, payable in cash. Representatives of the Company informed representatives of Parent that the Company was not interested in pursuing discussions of a possible transaction at the indicated price level.

      Thereafter, representatives of the Company continued discussions with other possible bidders for the Company. In June 1999, Parent indicated that it would be willing to discuss a transaction at a price of $20.00 per Share, payable in cash. Company representatives conducted meetings with other potential acquirors during the next two months. One of the potential acquirors indicated its willingness to pursue the possible acquisition of the Company at a price of $18.25 per Share, payable in stock. Representatives of the Company informed representatives of the other company that the Company was not interested in pursuing discussions of a possible transaction at the indicated price level. In response, the other company indicated a willingness to pursue the possible acquisition of the Company at $20.00 per Share, payable in stock.

      In September 1999, representatives of the Company renewed discussions of a possible business combination transaction with representatives of Parent. Parent's representatives reiterated to the Company's representatives that Parent would be willing to pursue a possible acquisition of the Company at $20.00 per Share, payable in cash. Representatives of Parent informed representatives of the Company that Parent's proposal was subject to Parent's due diligence examination of the Company and the negotiation of transactional documentation that provided Parent with a high level of assurance that the transaction would be completed. At approximately the same time, representatives of the other company reiterated a willingness to pursue a possible stock-for-stock transaction with the Company but no specific proposal was received.

      In mid-September 1999, the Company Board members discussed the status of the process. The presentations to and discussions by the Company Board included a review of the possible strategic alternatives available to the Company and a review by Company management of the discussions to date with representatives of Parent and other possible strategic partners. Following discussion, the Company Board directed that Company management and the legal and financial advisors continue to explore a possible business combination transaction with Parent, as well as pursue other possible strategic alternatives that might be available to the Company.

      Thereafter, representatives of the Company informed representatives of Parent that the Company would be interested in pursuing discussions of a possible transaction at the $20.00 per Share valuation previously indicated by representatives of Parent. In addition, representatives of the Company informed the other company which had indicated an interest in pursuing a stock-for-stock transaction that the Company was pursuing a possible transaction with Parent and requested that the other company submit a written proposal at a higher price than the $20.00 per Share price indicated by Parent. The other company did not respond to that request. Accordingly, and given the advanced state of the discussions between the Company and Parent, the Company's representatives determined that it was unlikely that the other company would propose a transactional value superior to that being proposed by Parent and that there was a substantial likelihood that Parent would terminate


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further pursuit of a possible business combination with the Company if the
Company continued to pursue possible transactions with other parties.

      During the last two weeks of September, representatives of the parties negotiated the final terms of the transaction and the related transactional documentation and Parent completed its due diligence examination of the Company. In addition, at the request of Parent, the parties discussed the terms of employment arrangements with the Company's senior executive officers, including Ms. Munger and Mr. Wolf, both of whom are also members of the Company Board, to be effective for three-year periods following the Merger. The terms of these agreements are described in Item 3(b) of this Schedule 14D-9.

      On September 30, 1999, the Company Board met to discuss the terms of the transaction. At the meeting the Company's senior management and representatives of ING Barings and Bradley Luce Bradley LLP, counsel to the Company ("Bradley Luce"), reported on the discussions with Parent. ING Barings reviewed the financial terms of the transaction and Bradley Luce reviewed the material terms of the transaction documents with the directors. The representatives of ING Barings then presented the firm's financial analysis of the consideration to be paid in the Offer and Merger and delivered its oral opinion, which oral opinion was subsequently confirmed in writing, that, as of September 30, 1999, in the opinion of ING Barings as investment bankers, the consideration payable to Shareholders in the Offer and the Merger is fair to Shareholders (other than Parent and its affiliates) from a financial point of view. Following discussion, the Company Board, with one non-employee director abstaining, adopted the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger and approved the Offer and the Merger and the Tender, Voting and Option Agreement. One director informed the Company Board that he would not vote in favor of the transaction and subsequently abstained from voting.

      Reasons for the Company Board's Recommendation. In adopting the Merger Agreement and approving the transactions contemplated thereby, and recommending that Shareholders accept the Offer and tender their Shares pursuant to the Offer, the Company Board considered a number of factors, including in addition to the factors mentioned in "Background of the Offer" above in this Item 4, the following:

            (1) The financial and other terms of the Offer, the Merger Agreement and the related transaction agreements;

            (2) The financial presentation of ING Barings at the September 30, 1999 Company Board meeting and the oral opinion of ING Barings, rendered on September 30, 1999, to the effect that based upon and subject to certain matters stated in its opinion, as of that date, the consideration to be received by the Shareholders pursuant to the Offer and the Merger is fair to the Shareholders (other than Parent and its affiliates) from a financial point of view (the "Fairness Opinion"). (ING Barings confirmed its opinion in writing following the Company Board meeting.) The full text of the Fairness Opinion, which sets forth the matters considered and the assumptions made by ING Barings, is attached hereto as Schedule I. Shareholders are urged to read the Fairness Opinion in its entirety; ING Barings' opinion is directed only to fairness, from a financial point of view, of the $20.00 per Share cash consideration to be received by holders of Shares (other than Parent and its affiliates) pursuant to the Offer and the Merger, and is not intended to constitute, and does not constitute, a recommendation as to whether any Shareholder should tender Shares pursuant to the Offer.

           (3) That the $20.00 Per Share Amount represents a premium of 41.6% over the closing price of the Company's Common Stock ($14.13) on the NASDAQ System on September 30, 1999, the last full trading day prior to the execution of the Merger Agreement;

           (4) The absence of a financing condition to the Offer and the perceived ability of Parent to consummate the Offer, the Merger and the transactions contemplated by the Merger Agreement;

           (5) The Company's future prospects, financial resources, ability to access the capital markets and alternatives available to the Company as a stand-alone enterprise;

           (6) Increased competition in all segments of the Company's businesses from other companies, particularly those with substantially greater financial resources and superior access to potential customers for products similar to those offered by the Company;

           (7) Consolidation trends within the market research and database marketing businesses that have adversely affected, and are expected to continue to adversely affect, the Company's relative competitive position unless it becomes a part of a larger, more diversified company such as Parent;


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           (8) The strategic value of the Company's principal assets in the hands of a larger, more diversified company such as Parent, with the financial and other resources necessary to more optimally exploit those assets;

           (9) The Company Board's belief that the Offer and the Merger represent an opportunity to reduce certain of the risks described in the foregoing considerations by effecting a strategic business combination with a larger, more diversified company and to enter into a transaction which the Company Board believed was predicated on an attractive valuation for the Shareholders; and

           (10) The provisions of the Merger Agreement which permit the Company Board to consider an unsolicited superior proposal in order to comply with the Company Board's fiduciary duties to the Shareholders.

The foregoing discussion of the information and factors considered and given weight by the Company Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation and approval of the Offer, the Merger Agreement, the Tender, Voting and Option Agreement and the transactions contemplated thereby, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Company Board may have given different weights to different factors.

      The Company Board also considered three principal relative detriments of the Offer and the Merger:

            (1) The Offer and the Merger would be effected in highly competitive and rapidly changing industry conditions which, among other factors, had resulted in decreases in the market price for the Shares during 1998 and 1999;

            (2) As a result of the Offer and the Merger, the benefits of the Company's long-term prospects would not be realized by the existing Shareholders; and


            (3) The terms of the Merger Agreement limiting the Company's ability to consider other acquisition proposals and requiring the Company to pay a termination fee in certain circumstances make it more difficult for another potential bidder to propose to acquire the Company on a basis that would be superior to that contemplated by the Merger Agreement.

However, the Company Board as a whole determined that the foregoing detriments were outweighed by the potential benefits of the transactions described above.

Item 5.  Persons Retained, Employed or to be Compensated.

      Pursuant to an engagement letter, dated as of April 22, 1998 (the "ING Barings' Engagement Letter"), the Company engaged ING Barings to act as its financial advisor for the period through December 31, 1999 in connection with various possible transactions, including transactions such as the Offer and Merger. As part of its role as financial advisor, ING Barings delivered the Fairness Opinion to the Company Board. Pursuant to the Barings' Engagement Letter, ING Barings will receive from the Company total compensation equal to approximately $1.6 million (the "Transaction Fee"). Of the Transaction Fee, $150,000 was paid upon the execution of the ING Barings' Engagement Letter or as quarterly retainers, $250,000 was payable upon delivery of ING Barings' oral opinion as to the fairness, from a financial point of view, of the consideration to be received by the Company's Shareholders and the balance becomes payable upon consummation of the transactions.The Company also has agreed to reimburse ING Barings for its reasonable out-of-pocket expenses, including the fees and expenses of legal counsel and other advisors, and to indemnify ING Barings and certain related persons or entities against certain liabilities, including liabilities under the federal securities laws, relating to or arising out of its engagement. In the ordinary course of its business, ING Barings may actively trade the debt and equity securities of the Company and Parent for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. Except as disclosed herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to Shareholders of the Company on its behalf concerning the Offer or the Merger.

Item 6.  Recent Transactions and Intent With Respect to Securities.

      (a) No transactions in the Shares have been effected during the past 60 days by the Company or, to the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.


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      (b) To the knowledge of the Company, all of its executive officers, directors, affiliates and subsidiaries currently intend to tender pursuant to the Offer all Shares held of record or beneficially owned by them (other than Shares issuable upon exercise of stock options and Shares, if any, which if tendered could cause such persons to incur liability under the provisions of
Section 16(b) of the Exchange Act). As described in Item 3 above, certain Shareholders of the Company have agreed to tender their Shares in the Offer pursuant to the Tender, Voting and Option Agreement.

Item 7.  Certain Negotiations and Transactions by the Subject Company.

      (a) Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in
(i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company,
(iii) a tender offer for or other acquisition of securities by or of the Company, or (iv) any material change in the present capitalization or dividend policy of the Company.

      (b) Except as described in Item 3(b) and Item 4 above (the provisions of which are hereby incorporated by reference), there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in Item 7(a).

Item 8.  Additional Information to be Furnished.

      (a) The Information Statement attached as Schedule II hereto and incorporated herein by this reference is being furnished pursuant to Rule 14f-1 under the Securities and Exchange Act of 1934 in connection with the potential designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board other than at a meeting of the Shareholders if the Offer is completed.

      (b) As a Texas company, the antitakeover provisions of Article 13 of the Texas Business Corporation Act ("Texas Law") by their terms apply to the Company. A description of these provisions and their applicability to the Company is contained in the Offer To Purchase (which is attached as Exhibit
(a)(1) to the Schedule 14D-1 and incorporated herein by this reference) under the caption "Certain Legal Matters and Regulatory Approvals -- State Takeover Laws." At its meeting held on September 30, 1999, the Company Board adopted the Merger Agreement and approved the transactions contemplated thereby and approved the Tender, Voting and Option Agreement, which adoption and approval rendered
Article 13 of the Texas Law inapplicable to the Merger Agreement and the transactions contemplated thereby including the Offer, the Merger and the Tender, Voting and Option Agreement.

      (c) For a description of dissenters' rights applicable to theMerger (such rights not being applicable to the Offer), see the section captioned "Purpose of the Offer and the Merger; Plans for the Company; the Merger Agreement; the Tender, Voting and Option Agreement; Other Matters -- Other Matters -- Dissenters' Rights" of the Offer to Purchase, which is included as Exhibit(a)(1) to the Schedule 14D-1 and is incorporated herein by this reference.

Item 9.  Material to be Filed as Exhibits.

Exhibit 1. Agreement and Plan of Merger, dated as of September 30, 1999, among Purchaser, Parent and the Company (incorporated by reference to Exhibit (c)(1) to the Schedule 14D-1).

Exhibit 2.  Tender, Voting and Option Agreement, dated as of September 30,
            1999, among Parent, the Company, certain Shareholders of the Company and certain of such Shareholders' spouses (incorporated by reference to Exhibit (c)(2) to the Schedule 14D-1).

Exhibit 3.  Letter to Shareholders of M/A/R/C Inc., dated October 4, 1999.*

Exhibit 4. Joint Press Release issued by the Company and Parent on October 1, 1999.

Exhibit 5. Opinion of ING Barings, dated September 30, 1999 (incorporated herein as Schedule I).*

Exhibit 6. Employment Agreement, dated September 30, 1999, between the Company and Sharon M. Munger.

Exhibit 7. Employment Agreement, dated September 30, 1999, between the Company and Jack D. Wolf.

Exhibit 8. Employment Agreement, dated September 30, 1999, between the Company and Harold R. Curtis.

----------
* Included in copies of Schedule 14D-9 mailed to Shareholders together with information in Schedules I and II hereto.

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         M/A/R/C INC.


                                         By: /s/ HAROLD R. CURTIS
                                            ------------------------------------
                                            Mr. Harold R. Curtis
                                            Executive Vice President, Secretary
                                               and Chief Financial Officer

Dated: October 4, 1999

                                                                      Schedule I

                          [Letter head of ING BARINGS]



September 30, 1999

Board of Directors
M/A/R/C Inc.
7850 North Belt Line Road
Irving, TX 75063


Ladies and Gentlemen:

      We understand that a newly formed subsidiary (the "Acquiror") of Omnicom Group Inc. (the "Parent") has proposed to acquire all the outstanding stock of M/A/R/C Inc. (the "Proposed Transaction"). In the Proposed Transaction, the Acquiror will offer to purchase pursuant to a tender offer (the "Offer") any and all of the outstanding shares of Common Stock, par value $1.00 per share (the "Common Stock"), of M/A/R/C Inc. (the "Company") for $20.00 per share in cash. Shares of Common Stock not acquired in the Proposed Transaction will be converted into the right to receive $20.00 per share in cash pursuant to the merger of the Acquiror into the Company. The terms and conditions of the Offer and the merger are set forth in the Agreement and Plan of Merger, dated September 30, 1999, by and among the Acquiror, the Parent, and the Company (the "Merger Agreement").

      You have requested our opinion, as investment bankers, as to the fairness, from a financial point of view, to the holders (other than the Parent or its affiliates) of the Common Stock of the Company, of the consideration to be received in the Proposed Transaction.

      We have acted as financial advisor to the Board of Directors of the Company in connection with the Proposed Transaction and will receive a fee for our services. As you are aware, ING Barings has previously rendered and continues to render certain investment banking and financial advisory services to the Company for customary fees. In addition, in the ordinary course of our business, we trade or otherwise effect transactions in the securities of the Company for our own account and for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In conducting our analysis and arriving at our opinion as expressed herein, we have reviewed and analyzed, among other things, the following:

      (i) drafts of the Merger Agreement and other tender offer materials dated September 30 and September 27, respectively;

      (ii) the Company's Annual Reports on Form 10-K for each of the fiscal years in the period ended December 31, 1998 and the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999 and June 30, 1999;

      (iii) certain other publicly available information concerning the Parent, the Company and the trading market for the Company's Common Stock;

      (iv) certain internal information and other data relating to the Company, its business and prospects, including forecasts and projections, provided to us by management of the Company;

      (v) certain publicly available information concerning certain other companies engaged in businesses which we believe to be generally comparable to the Company and the trading markets for certain of such other companies' securities;

      (vi) the financial terms of certain recent business combinations which we believe to be relevant; and

      (vii) certain other proposals and indications of interest received by the Company relating to the acquisition of the Company.

We have also met with certain officers and employees of the Company concerning its business and operations, assets, present condition and prospects and undertook such other studies, analyses and investigations as we deemed appropriate.

      In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us and have not attempted independently to verify such information, nor do we assume any responsibility to do so. We have assumed that the Company's forecasts and projections provided to or reviewed by us have been reasonably prepared based on the best current estimates and judgment of the Company's management as to the future financial condition and results of operations of the Company. We have visited but have not conducted a physical inspection of the properties and facilities of the Company, nor have we made or obtained any independent evaluation or appraisal of such properties and facilities. We have also taken into account our assessment of general economic, market and financial conditions and our experience in similar transactions, as well as our experience in securities valuation in general. Our opinion necessarily is based upon economic, market, financial and other conditions as they exist and can be evaluated on the date hereof and we assume no responsibility to update or revise our opinion based upon events or circumstances occurring after the date hereof.

      This letter and the opinion expressed herein are for the use of the Board of Directors of the Company. This opinion does not address the Company's underlying business decision to approve the Proposed Transaction or constitute a recommendation to the shareholders of the Company as to whether such shareholders should tender their shares in the Offer or as to any other action such shareholders should take regarding the Proposed Transaction. This opinion may not be reproduced, summarized, excerpted from or otherwise publicly referred to or disclosed in any manner without our prior written consent provided that this opinion may be included in any filing required under applicable securities laws.

      Based upon and subject to the foregoing, it is our opinion as investment bankers that the consideration to be received by the holders (other than the Parent or its affiliates) of the Common Stock in the Proposed Transaction is fair, from a financial point of view, to such holders.


                                                     Very truly yours,

                                                     /s/ ING Barings LLC

                                                     ING BARINGS LLC

                                                                     SCHEDULE II

                                  M/A/R/C INC.
                            7850 North Belt Line Road
                                 P.O. Box 650083
                               Irving, Texas 75063

             Information Statement Pursuant to Section 14(f) of the
            Securities Exchange Act of 1934 and Rule 14f-1 Thereunder This

      Information Statement is being mailed on or about October 4, 1999 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of M/A/R/C Inc. (the "Company"). Capitalized terms used herein and not otherwise defined shall have the meaning set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated (the "Parent Designees") by Omnicom Group Inc. ("Parent") to the Company's Board of Directors (the "Company Board"). This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with this Information Statement.

      The Offer commenced on October 4, 1999 and is scheduled to expire at 12:00 midnight New York City time, on November 1, 1999, unless extended upon the terms set forth in the Offer To Purchase.

      The information contained in this Information Statement concerning Parent and Purchaser has been furnished to the Company by Parent. The Company assumes no responsibility for the accuracy or completeness of that information.

                        Voting Securities of the Company

      The Shares constitute the only class of voting securities of the Company outstanding. Each Share has one vote. As of September 29, 1999, there were 5,240,185 Shares issued and outstanding.

                            Designation of Directors

      The Merger Agreement provides that, promptly upon the payment by Purchaser for Shares pursuant to the Offer, and from time to time thereafter as Shares are acquired by Purchaser, Parent is entitled to designate such number of directors, rounded up to the next whole number, on the Company Board that will give Parent, subject to compliance with Section 14(f) of the Exchange Act, representation on the Company Board equal to at least the number of directors which equals the product of the total number of directors on the Company Board (giving effect to the directors appointed or elected pursuant to such provision and including current directors serving as officers of the Company) multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent or any affiliate of Parent (including for purposes of such provision such Shares as are accepted for payment pursuant to the Offer, but excluding Shares held by the Company) bears to the number of Shares outstanding. At such times, if requested by Parent, the Company will also cause each committee of the Company Board to include persons designated by Parent constituting the same percentage of each such committee as Parent's designees are of the Company Board. The Merger Agreement also provides that the Company shall, upon request by Parent, promptly increase the size of the Company Board and/or exercise its best efforts to secure the resignations of such number of directors as is necessary to enable Parent's designees to be elected to the Company Board and shall cause Parent's designees to be so elected. However, in the event that Parent's designees are appointed or elected to the Company Board, until the effective time of the Merger the Company Board is required to have at least two directors who are directors on the date of the Merger Agreement and who are neither officers of the Company nor designees, stockholders, affiliates or associates (within the meaning of the federal securities laws) of Parent (one or more of such directors, the "Independent Directors"), except that, if no Independent Directors remain, the other directors are to designate two persons to fill the vacancies, neither of whom shall be either an officer of the Company or a designee, shareholder, affiliate or associate of Parent, and such persons shall be deemed to be Independent Directors for purposes of the Merger Agreement.

                          Purchaser Director Designees

      Purchaser has informed the Company that it will choose the Purchaser Designees from the individuals shown in the table below to serve on the Company Board. Each of the following individuals has consented to serve as a director of the Company if appointed or elected. None of the Purchaser Designees currently is a director of, or holds any position with, the Company. To Purchaser's knowledge, except as set forth below and in the Offer To Purchase, none of the Purchaser Designees or any of their associates beneficially owns any equity securities or rights to acquire securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules and regulations of the Commission. The name, age, present principal occupation or employment and five-year employment history of each of the following individuals are set forth below. Each person is a citizen of the United States and the business address of each person is c/o Omnicom Group Inc., 437 Madison Avenue, New York, New York 10022.

                                    Principal Occupation
     Name                  Age      or Occupations and Directorships
     -----                 ---      --------------------------------------------

Philip J. Angelastro       34       Mr. Angelastro has been Controller of Parent
                                    since February 1999, having previously
                                    served as Vice President of Finance of
                                    Parent's Diversified Agency Services ("DAS") division. Prior to joining Parent in 1997, Mr. Angelastro was a Partner at Coopers &
                                    Lybrand LLP.

Michael Birkin             41       Mr. Birkin has been President of DAS since
                                    1998. Mr. Birkin served as President, Europe and Asia of DAS from 1997 to 1998. Mr.
                                    Birkin joined DAS in 1995 as European
                                    Managing Director, having been Group Chief
                                    Executive of Interbrand, a subsidiary of Parent, for several years prior.

Thomas L. Harrison         52       Mr. Harrison has served as Chairman and
                                    Chief Executive Officer of DAS since May,
                                    1998, having previously served as its
                                    President since February, 1997. He also has served as Chairman of the Diversified
                                    Healthcare Communications Group since its formation by Parent in 1994. From 1987 to 1994, Mr. Harrison served as Chairman and
                                    Chief Executive Officer of the Harrison &
                                    Star Business Group.

Dennis E. Hewitt           55       Mr. Hewitt has been Treasurer of Parent
                                    since January 1994. Mr. Hewitt joined Parent in 1988 as Assistant Treasurer.

Barry J. Wagner            59       Mr. Wagner was promoted to Secretary and
                                    General Counsel of Parent in May 1995. Mr.
                                    Wagner was previously Assistant Secretary of Parent.

Thomas W. Watson           64       Mr. Watson has been Executive Vice President
                                    of Parent since 1998. Prior to such time, Mr. Watson served as Vice Chairman of DAS for several years.

Randall J. Weisenburger    40       Mr. Weisenburger joined Parent in September
                                    1998 and became its Executive Vice President and Chief Financial Officer on January 1,
                                    1999. Mr. Weisenburger was previously with Wasserstein Perella & Co., where he was
                                    President and Chief Executive Officer of
                                    Wasserstein Perella Management Partners, its merchant banking subsidiary.

        Security Ownership of Certain Beneficial Holders and Management


Security Ownership of Certain Beneficial Holders

      The following table shows, as of September 30, 1999 (the "Measurement Date"), certain information regarding those persons known to the Company to have been the owners on such date of more than 5% of the Shares then outstanding based on filings pursuant to Rule 13d of the Exchange Act.

                                                   Amount       Percentage of
          Name and Address                      Beneficially    Common Stock
         of Beneficial Owner                      Owned(1)      Outstanding(2)
         -------------------                     ----------     --------------
Lord, Abbett & Co                                 810,000(3)         13.0%
      767 Fifth Avenue
      New York, NY 10153

M/A/R/C Inc. Employee Stock Ownership Trust       696,289(4)         11.1%
      c/o Scudder Trust Company
      5 Industrial Way
      Salem, NH 03079

Sharon M. Munger                                  466,190(5)          7.5%
      7850 North Belt Line Road
      Irving, Texas 75063

Brinson Partners, Inc.                            463,000(6)          7.4%
      209 South LaSalle Street
      Chicago, Illinois 60604-1295

Cecil B. Phillips                                 368,318(4)(7)       5.9%
      7850 North Belt Line Road
      Irving, Texas 75063

Pequot Capital Management, Inc.                   364,000(8)          5.8%
      500 Nyala Farm Road
      Westport, CT 06880

----------
(1) Unless otherwise indicated, each person or group has sole voting and dispositive power with respect to all these Shares.

(2) Based on 6,249,925 fully diluted Shares as of September 29, 1999, including 126,500 Shares issuable upon exercise of stock warrants and 853,240 Shares issuable upon exercise of stock options.

(3) Lord, Abbett & Co. is an investment adviser under Section 203 of the Investment Advisors Act of 1940.

(4) The Trustee of the Employee Stock Ownership Trust (the "ESOT") votes the Shares held by the ESOT as directed by the beneficiaries of the ESOT. Except in certain limited circumstances, the Trustee may acquire and dispose of the assets of the ESOT only as the ESOT's Administrative Committee directs. The Administrative Committee presently consists of Cecil B. Phillips, Sharon M. Munger, and Rolan G. Tucker. As members of the Committee, these persons may be deemed to share investment power with respect to the Shares held by the ESOT. The Shares held by the ESOT are not included in the number of Shares reflected in the table as being owned by these persons except to the extent of such person's own accounts with the ESOT.

(5) Includes Ms. Munger's beneficial interest in 28,799 Shares allocated to her accounts with the ESOT and 49,000 Shares subject to being acquired by Ms. Munger under a warrant exercisable within 60 days of the Measurement Date.

(6) BP1, an investment adviser registered under Section 203 of the Investment Advisors Act of 1940, ia an indirect wholly owned subsidiary of UBS AG, which is classified as a Bank as defined in Section 3(a)(b) of the Exchange Act. BPI and UBS AG disclaim beneficial ownership of these securities.

(7) Includes 175,413 Shares owned by Mr. Phillips' former spouse, Catherine Cook Phillips. Mr. Phillips holds an irrevocable proxy on these Shares.

(8) Pequot Capital Management, Inc. is an investment adviser under Section 203 of the Investment Advisors Act of 1940.

                        Security Ownership of Management

      The following table contains information concerning the number of shares of common stock owned beneficially as of the Measurement Date by all present directors and executive officers of the Company as a group.

                                            Amount                Percentage of
    Name and Address                     Beneficially             Common Stock
   of Beneficial Owner                     Owned(1)              Outstanding(2)
   -------------------                   ------------            --------------
M/A/R/C Inc. Employee
  Stock Ownership Trust                     696,289(3)               11.1%
Sharon M. Munger                            466,190(4)                7.5%
Cecil B. Phillips                           368,318(3)(5)             5.9%
Jack D. Wolf                                292,140(6)                4.7%
Corinne F. Maginnis                          55,351(7)                *
Harold R. Curtis                             45,754(8)                *
Elmer L. Taylor, Jr.                         27,168                   *
Daniel J. Sutherland                         12,175(9)                *
Rolan G. Tucker                               9,405(3)                *
Edward R. Anderson                            7,500(10)               *
Thomas J. Vacchiano, Jr.                      7,500(11)               *
John H. Friedman                              7,500(12)               *
All directors and executive
  officers as a group (11 persons)        1,299,001(13)              20.8%

----------
(1) Unless otherwise indicated, each person or group has sole voting and dispositive power with respect to all these Shares.

(2) Based on 6,249,925 fully diluted Shares as of September 29, 1999, including 126,500 Shares issuable upon exercise of stock warrants and 853,240 Shares issuable upon exercise of stock options.

(3) The Trustee of the ESOT votes the Shares held by the ESOT as directed by the beneficiaries of the ESOT. Except in certain limited circumstances, the Trustee may acquire and dispose of the assets of the ESOT only as the ESOT's Administrative Committee directs. The Administrative Committee presently consists of Cecil B. Phillips, Sharon M. Munger, and Rolan G. Tucker. As members of the Committee, these persons may be deemed to share investment power with respect to the Shares held by the ESOT. The Shares held by the ESOT are not included in the number of Shares reflected in the table as being owned by these persons except to the extent of such person's own accounts with the ESOT.

(4) Includes Ms. Munger's beneficial interest in 28,799 Shares allocated to her accounts with the ESOT and 49,000 shares subject to being acquired by Ms. Munger under a warrant exercisable within 60 days of the Record Date.

(5) Includes 175,413 Shares owned by Mr. Phillips' former spouse, Catherine Cook Phillips. Mr. Phillips holds an irrevocable proxy on these Shares.

(6) Includes Mr. Wolf's beneficial interest in 25,742 Shares allocated to his ESOT accounts and 50,000 Shares subject to being acquired by Mr. Wolf under a Warrant exercisable within 60 days of the Record Date.

(7) Includes Ms. Maginnis' beneficial interest in 12,813 Shares allocated to her ESOT accounts.

(8) Includes Mr. Curtis' benefical interest in 7,754 Shares allocated to his ESOT account and 1,000 Shares subject to being acquired by Mr. Curtis under a stock option within 60 days of the Measurement Date, but does not include 4,000 Shares not subject to being acquired by Mr. Curtis within 60 days of the Measurement Date.

(9) Includes Mr. Sutherland's benefical interest in 175 Shares allocated to his ESOT accounts.

(10) Includes 7,500 Shares subject to being acquired by Mr. Anderson under a Warrant exercisable within 60 days of the Measurement Date.

(11) Includes 7,500 Shares subject to being acquired by Mr. Vacchiano under a Warrant exercisable within 60 days of the Measurement Date.

(12) Includes 7,500 Shares subject to being acquired by Mr. Friedman under a Warrant exercisable within 60 days of the Measurement Date.

(13) Excludes Shares held by the ESOT, but includes the beneficial interests in Shares allocated to each director's and executive officer's ESOT accounts. Includes Shares subject to stock options or stock warrants exercisable within 60 days of the Measurement Date.

*     Less than 1%.

      Information Concerning the Board of Directors and Executive Officers

Identification of Directors

      The names, ages, and related information of the nominees and all directors of the Company as of the Measurement Date appear below.

Directors Whose Terms Expire in 2002

       Name                     Age      Present Offices Held in the Company          Director Since
       -----                   ----      --------------------------------             --------------
Elmer L. Taylor, Jr.            72       Director and Vice Chairman of the Board           1981
John H. Friedman                45       Director                                          1998
Thomas J. Vacchiano, Jr.        46       Director                                          1999

      Mr.Elmer L. Taylor, Jr., serves as Vice Chairman of the Company Board, a position he has held since his election in December 1984. Upon his retirement from active employment with the Company in 1988,

Mr. Taylor became a consultant to the Company and served in that capacity until December 1997. Mr. Taylor served as President of Marketing And Research Counselors, Inc., from May 1983 until its merger into the Company in December 1984 and as its Executive Vice President from 1968 to May 1983. Mr. Taylor was Chief Operating Officer of Marketing And Research Counselors, Inc., from January 1982 until the merger of Marketing And Research Counselors, Inc. into the Company in 1984.

      Mr. Friedman has been Managing Director of Easton Capital Corporation, a private investment firm, since 1991. From 1989 to 1991, he was the Managing Partner of Security Pacific Capital Investors, a leveraged buyout and venture capital firm. From 1981 to 1989, he was employed by E.M. Warburg Pincus & Co. where his last position was Managing Director. Mr. Friedman graduated Magna Cum Laude from Yale College in 1975 and received his J.D. degree from the Yale Law School in 1978.

      Thomas (Tom) J. Vacchiano, Jr. is Chief Executive Officer and President of Xerox Engineering Systems, a Xerox New Enterprise company. Before joining Xerox in September of 1997, Mr. Vacchiano was Vice President Worldwide Operations for Digital Equipment Corporation. He was instrumental in the formation and operation of Digital's Systems Business Unit. This business included product development, marketing, sales, and support of Digital's high performance Alpha systems around the world. Prior to joining Digital in 1994, Mr. Vacchiano spent 17 years with NCR Corporation and AT&T in a number of increasingly responsible senior management positions. These assignments included Country Manager of Mexico, Sales Vice President for Indirect Channels, Vice President of Marketing for the PC line of business, and Vice President of Strategy and Business Development.

Directors Whose Terms Expire in 2001


    Name               Age      Present Offices Held in the Company                 Director Since
    -----             ----      --------------------------------                    --------------
Cecil B. Phillips      75       Director and Chairman Emeritus                           1981
Rolan G. Tucker        75       Director                                                 1983
Jack D. Wolf           46       Director, President, and Chief Operating Officer         1995

      Mr. Cecil B. Phillips served as Director, Chairman of the Board and Chief Executive Officer of the Company from May 1983 to August 1993 when he relinquished the title of Chief Executive Officer. In January 1998, Mr. Phillips also relinquished the title of Chairman of the Board and was elected to his present position as Chairman Emeritus. Mr. Phillips also served as Chairman of the Board of Marketing And Research Counselors, Inc., the Company's former principal operating subsidiary, from May 1983 until its merger into M/A/R/C in December 1984; President and Chief Operating Officer of the Company from February 1982 to May 1983; and as resident and Chief Executive Officer of Marketing And Research Counselors, Inc., from July 1965 to May 1983.

      Mr. Rolan G. Tucker, a certified public accountant, is active in numerous business and civic affairs. Until 1989, he served as Chairman of the Board of Metropolitan Savings and Loan Association, Dallas, Texas, for a period in excess of five years. From 1976 until 1986, he also was President and Chief Executive Officer of Metropolitan Savings. At the request of federal regulators, Mr. Tucker also served as Chairman of the Board of Horizon Federal Savings and Loan, New Orleans, Louisiana, from May 1987 until February 1989. Mr. Tucker was a member of the Dallas City Council from 1980 to 1983, and he served several terms as a member of the Board of Directors of the Federal Home Loan Bank of Dallas.

      Mr. Jack D. Wolf is President and Chief Operating Officer of the Company, positions he assumed in January 1998. Prior to that, Mr. Wolf had advanced through the ranks of the Company into progressively responsible positions. Starting as a data processing manager in 1976, Mr. Wolf was named manager of the Company's Greensboro, North Carolina office in 1978. He was elected Vice President of the Company in 1981; Senior Vice President in 1984; Executive Vice President in 1986 and President of the Targetbase Marketing division in 1990. Mr. Wolf is active in several marketing organizations, including service on the Advisory Council for the National Center for Database Marketing. In 1996, he was elected to serve on the Direct Marketing Education Foundation Board of Trustees. In 1997, he became a member of the Master of Science in Marketing Research
(MSMR) Advisory Board at The University of Texas at Arlington.

Directors Whose Terms Expire in 2000


Name                       Age      Present Offices Held in the Company       Director Since
-----                     ----      --------------------------------          --------------
Sharon M. Munger           53       Director, Chairman of the Board,               1983
                                    and Chief Executive Officer
Edward R. Anderson         52       Director                                       1997

      Ms. Sharon M. Munger, Chief Executive Officer of the Company since August 1993, assumed the additional duties of Chairman of the Board in January 1998. She previously served as President and Chief Operating Officer from November 1986 to January 1998. Ms. Munger has served in various executive positions with the Company and its subsidiaries since January 1978.

      Mr. Edward R. Anderson is President and Chief Executive Officer of E-Certify Corp. From January 1994, until he joined E-Certify Corp., he was President and Chief Executive Officer of CompuCom Systems, Inc., a leading provider of personal computer products and services to large and medium sized businesses throughout the United States. Mr. Anderson served as CompuCom's Chief Operating officer from August 1993 through December 1993. Prior to joining CompuCom (NASDAQ -- "CMPC"), Mr. Anderson served from May 1988 to July 1993 as President and Chief Operating Officer of Computerland Corporation (now known as Vanstar), a computer reseller.

Executive Officers

      Set forth below is certain information concerning the executive officers of the Company, other than executive officers who are also members of the Company Board:

Name                       Age      Position with the Registrant
-----                     ----      ----------------------------
Corinne F. Maginnis        51       Executive Vice President of the Registrant
                                    since November 1990; President of the
                                    Registrant's Quality Strategies subsidiary from January 1991 to November 1994; Senior
                                    Vice President of the Registrant from
                                    November 1986 to December 1990; Executive
                                    Vice President from January 1985 to November
                                    1986; Senior Vice President from July 1984 to January 1985; Vice President from January
                                    1983 to July 1984; Research Associates
                                    Manager from September 1982 to January 1983.
                                    Ms. Maginnis is the sister of Sharon M.
                                    Munger, President and Chief Executive
                                    Officer of the Registrant.

Daniel J. Sutherland       46       President of M/A/R/C Research since
                                    September 1998.

Harold R. Curtis           60       Executive Vice President of the Registrant
                                    since April 1998; Senior Vice President from
                                    November 1986 to April 1998; Chief Financial
                                    Officer, Secretary and Treasurer of the
                                    Registrant since 1982.

      The executive officers of the Company were elected to hold office until the annual meeting of the directors of the Company, which meeting immediately follows the annual meeting of Shareholders, or until their respective successors are elected and have qualified. Except as described in Item 3(b) of the accompanying Schedule 14D-9, no arrangements or understandings exist between the listed officers and other persons pursuant to which any of the individuals listed above were to be selected as officers.

          Meetings and Committees of the Board of Directors

The Company Board held four meetings during the fiscal year ended December 31, 1998, and took certain other action by unanimous consent. Every director attended all of the meetings of the Company Board and committees of the Company Board on which the director served, except that Ms. Munger and Mr. Anderson each missed one Company Board meeting.

      The Company Board has established three standing committees: an Executive Committee, an Audit Committee, and a Compensation Committee.

      The Executive Committee consists of Sharon M. Munger, Chair, Cecil B. Phillips and Jack D. Wolf. The Executive Committee may exercise all the authority of the Company Board in the management of the Company's business and affairs except as prohibited by law. The Executive Committee held two meetings during the fiscal year ended December 31, 1998.

      The members of the Audit Committee in 1998 were Rolan G. Tucker, Chair, and Elmer L. Taylor, Jr. The Audit Committee is responsible for recommending to the Company Board an independent accounting firm and, on behalf of the Company Board, reviewing the independent accountants' audit and their annual report to management. Additionally, the Audit Committee establishes the Company's investment policies and oversees its investment portfolio. The Audit Committee held one meeting during the fiscal year ended December 31, 1998.

      The Compensation Committee in 1998 consisted of Sharon M. Munger, Chair, Cecil B. Phillips and Rolan G. Tucker. The Compensation Committee is responsible for reviewing and recommending the various compensation packages offered to the Company's key executives and administering the Company's employee benefit plans. The Compensation Committee also administers the Company's 1991 and 1997 stock option plans. The Compensation Committee held two meetings during the fiscal year ended December 31, 1998.


Compensation of Directors

      Each director who is not an officer or employee of the Company is paid a director's fee of $12,000 per annum. In addition, each outside director receives $6,000 per year for each committee of the Company Board on which the director serves. Officers and employees of the Company who serve as directors serve without pay beyond their regular compensation. The Company reimburses all directors and officers for their travel and other necessary business expenses incurred in the performance of their services. Each director who is not an officer or an employee of the Company and whose directorship began prior to January 24, 1997, is entitled to certain benefits on retirement from the Company Board. To be eligible for these benefits, an outside director must have completed five years of service on the Company Board. Upon the director's retirement from the Company Board and for a period equal to the total number of years of the director's service on the Company Board, the Company will pay the director annual compensation equal to the average of the annual compensation paid to the director in the three highest years of service prior to the director's retirement. These benefits are unfunded general obligations. The Company accrues a portion of the cost of these benefits annually.
The aggregate amount expensed in 1998 was $72,000.

            Executive Compensation and Compensation Committee Report

      The Compensation Committee of the Company Board is responsible for reviewing and recommending the various compensation packages offered to the Company's key executives. The following report sets out the elements and describes the basis on which 1998 compensation determinations were made by the Committee with respect to the Company's executive officers.

Compensation Philosophy

      The Committee follows a series of guidelines when making compensation decisions. The Committee believes that executive compensation programs for the Company should accomplish the following:

      -- Attract, retain, and motivate highly talented individuals and offer competitive levels of annual compensation for their expertise, creativity, and leadership.

      -- Provide annual incentive opportunities which focus the executive's efforts and attention on the Company's annual and long-term business objectives and strategies, and offer awards for meeting the Company's business goals.

      -- Align the executive's long-term vision and thinking with that of the Company's owners by offering stock-based incentives which link the executive's remuneration to returns experienced by shareholders.

      In general, the Committee believes that it should set executive compensation levels in the 75th percentile or higher of the Company's peer group in order to attract and retain competent management. The Committee considers information gleaned from public filings by other reporting companies engaged in the marketing services industry, the compensation survey published each year by the Council of American Survey Research Organizations (the primary trade organization for the marketing research industry), and other available industry information. The Committee believes that none of the companies it considered are the companies that form either the S & P 500 composite or the DJ Other Industrial Services composite as shown in the Comparison of Cumulative Shareholder Return Chart below.

Compensation Programs and Policies

      To meet the Company's objectives, the Committee administers three components of the executive compensation program:

      --    Base Salary

      --    Annual Incentive Awards

      --    Stock Ownership Programs

      The Committee reviews these programs annually to ensure that they meet the Company's compensation goals and specifications. The various elements of the compensation program for executive officers are further discussed below:

Base Salary

      The Committee believes that in order to retain top talent, it is crucial that the Company offer competitive levels of base salary to its executives. The Committee sets salary levels by evaluating the performance of the executive and by referencing the Company's competitive labor market. For the most part, the Committee considers the competitive labor market to be other firms in related segments of the marketing services industry and certain other business services companies. The Committee reviews base salaries annually for competitiveness and makes adjustments as it feels necessary.

      In addition to using market data to set executive salaries, the Committee also takes into consideration each executive's overall experience, expertise, tenure with the Company, and length of service in the executive's current position when setting appropriate salary levels. The Committee feels that this policy provides stability and offers compensation that is commensurate with each executive's relative position and contribution to the Company.

Annual Incentive Compensation

      A professional services business is uniquely dependent upon the expertise and motivation of its employees for success. The Committee strongly believes in providing performance incentives that promote the achievement of shared and individual performance goals. Such incentives allow employees to share in the rewards of their collective and individual performance for the Company. The Committee generally relies on the Chief Executive Officer's recommendations when making awards to those who report to the Chief Executive Officer. Bonuses are awarded at the discretion of the Committee and may vary depending upon individual performance and the Company's overall performance.

      The incentive program is intended to deliver annual cash awards from the bonus pool to participants based on their individual contributions to the Company and their operating unit. Normally, the Committee sets aside a bonus pool each year equal to 18.5% of the Company's income before taxes after giving effect to the bonus pool calculation. In past years, this bonus generally ranged from 10% to 30% of base salary. Due to the Company's poor earnings performance, no bonus pool was set up in 1998.

Stock Ownership Programs

      The Committee believes that if key executives are given opportunities to own significant levels of the Company's stock, they will have strong incentives to enhance the value of the Company. The Committee feels that the best interests of the Shareholders are served when there is a link between the executives' compensation and the returns the Shareholders receive from ownership. Thus, the Company favors stock-based programs which deliver stock incentives to executives and allow the executives the opportunity to increase their personal holdings in the Company. The 1991 Nonstatutory Executive Stock Plan allows for the issuance of stock options. The 1997 Stock Option Plan provides for the issuance of Incentive Stock Options, Nonincentive Stock Options, and Limited SARs. Under these plans, the stock-based instrument will appreciate in value if and only if the Company's stock appreciates in value from the time of grant. In this manner, Shareholders are assured that participants will be motivated to act in a manner that benefits Shareholders.

Discussion of the 1998 Compensation for the Chief Executive Officer

      Sharon M. Munger was appointed Chief Executive Officer in August 1993, in addition to her responsibilities as President. At Ms. Munger's request, the Committee held Ms. Munger's salary at the 1993 level of $275,000 during the years 1994 through 1997 and tied part of her compensation to increases in the value of the Shareholders' equity. Ms. Munger disqualified herself from eligibility for participation in the cash bonus pool in each of those years. In 1994, the Committee awarded a warrant entitling Ms. Munger to purchase 75,000 Shares of the Company's common stock at $7.17 per Share (the market price on the date of grant). Ms. Munger purchased 26,000 Shares under this option in 1997. In 1996 the Committee issued 210,000 Shares of restricted common stock to Ms. Munger. The restrictions lapse on 1/15th of the Shares for each year Ms. Munger remains in the Company's employment. In 1998, Ms. Munger's base salary was increased to $325,000. A substantial portion of the Chief Executive Officer's compensation is still tied to increases in Shareholder value.

Conclusion

      The Committee believes that the Company's compensation programs are reasonable and competitive and offer opportunities for executives to be rewarded for enhancing results. The stock-based incentive programs continue to provide the necessary link between executive performance and Shareholder returns.

                                                 Sharon M. Munger, Chair, and
                                                    Cecil B. Phillips, and
                                                    Rolan G. Tucker, members.

As of December 31, 1998.

Compensation Committee Interlocks and Insider Participation

      The Compensation Committee in 1998 was composed of one nonemployee director and two employee directors -- Committee Chairman Sharon M. Munger and Cecil B. Phillips. Ms. Munger's compensation as Chairman of the Board and Chief Executive Officer is discussed above. Mr. Phillips, who is Chairman Emeritus, has a base salary of $200,000 per year under an employment contract which secures his exclusive services for the Company until February 15, 2008. The payments under the contract continue regardless of Mr. Phillips' death or disability prior to expiration. The Company also provides other benefits including an automobile, health insurance and reimbursement of expenses incurred on the Company's behalf. In addition, Mr. Phillips received the fifth annual installment in 1998 under his supplemental executive retirement plan, as discussed below.

Summary Table of Executive Compensation

      The following table provides summary information concerning compensation of the Company's Chief Executive Officer and each of the five other most highly compensated executive officers for the periods indicated:

                           Summary Compensation Table

                                                                                    Long-Term
                                                                               Compensation Awards
                                                                              --------------------
                                      Annual Compensation                      Awards     Payouts
                               --------------------------------                -------  ----------
                                                                  Restricted
                                                   Other Annual     Stock     Options/   Long-Term   All Other
     Name and                   Salary     Bonus   Compensation   Award(s)      SARs     Incentive Compensation
Principal Position    Year        ($)       ($)       ($)(1)       ($)(2)        (#)    Payouts ($)   ($)(3)
-------------------   ----      ------     -----   ------------   --------     -------  ---------- ------------
Cecil B. Phillips     1998      200,000        0      200,000             0         0         0           0
Director and          1997      200,000        0      200,000             0         0         0           0
Chairman              1996      200,000   75,000      200,000             0         0         0           0
Emeritus

Sharon M. Munger      1998      325,000        0            0             0         0         0       4,699
Director,             1997      275,000        0            0             0         0         0       7,019
Chairman of the       1996      275,000        0            0     2,100,000         0         0       3,580
Board and Chief
Executive Officer

Jack D. Wolf          1998      260,000        0            0             0         0         0       4,699
Director,             1997      240,000        0            0             0    50,000         0       6,763
President and         1996      225,000        0            0     1,050,000         0         0       3,580
Chief Operating
Officer

Scott E. Bailey       1998      200,000        0            0             0     8,000         0       4,699
Executive Vice        1997      200,000        0            0             0         0         0       4,854
President             1996      180,000   18,000            0             0    30,000         0       3,580

Jeffrey S. Walters    1998      200,000        0            0             0    10,000         0       4,699
Executive Vice        1997      190,000   28,000            0             0     6,900         0       6,777
President             1996      178,000   21,800            0             0    15,000         0       3,580

Beth A. Kuykendall    1998      200,000        0            0             0    13,000         0       4,699
Executive Vice        1997      160,000   24,153            0             0    17,000         0       6,234
President             1996      110,000   20,000            0             0    15,000         0       2,795

----------
(1)   Payments under the Company's supplemental executive retirement plan.

(2)   Market value of the restricted stock at the date of grant.

(3) All amounts in this column represent (i) Share allocations made under the employee stock ownership plan and (ii) the Company's matching contributions under the 401(k) plan.

Family Relationships

      Ms. Corinne F. Maginnis, the sister of Director, Chairman and Chief Executive Officer Sharon M. Munger, is employed as an Executive Vice President of the Company at an annual salary of $182,000.

      Ms. Linda Kuykendall, the mother-in-law of Executive Vice President Beth Kuykendall, is employed as the Company's Corporate Accounting Manager at an annual salary of $75,012. In addition, Mr. Steve Kuykendall, husband of Ms. Beth Kuykendall, is employed as Director of Financial Services in the Company's Targetbase Marketing division at an annual salary of $58,300.

Options/SAR Exercises and Holdings

      The following table sets out information with respect to the named executive officers concerning the exercise of options during the last fiscal year and unexercised options and SARs held as of the end of the fiscal year:

              Aggregated Options/SAR Exercises in Last Fiscal Year
                          and FY-End Options/SAR Value

                                                                                      Value of
                                                                  Number of          Unexercised
                                                                 Unexercised        in-the-Money
                                                               Options/SARs at     Options/SARs at
                                                                   FY-End              FY-End
                                                                -------------     ----------------
                      Shares Acquired                           Exercisable/        Exercisable/
       Name             on Exercise      Value Realized($)      Unexercisable     Unexercisable($)
       -----          ---------------    -----------------      -------------     ----------------
Cecil B. Phillips            0                   0                      0                    0
                                                                        0                    0
Sharon M. Munger             0                   0                 49,000              169,295
                                                                        0                    0
Jack D. Wolf                 0                   0                 50,000                    0
                                                                        0                    0
Scott E. Bailey              0                   0                 18,600               28,380
                                                                   29,300               14,190
Jeffrey S. Walters           0                   0                 19,200               56,760
                                                                   29,200               14,190
Beth A. Kuykendall           0                   0                 12,000               25,800
                                                                   40,500                6,450

Comparison of Cumulative Shareholder Return

      The following graph provides a comparison with the stated indices of the yearly percentage change in the Company's cumulative total Shareholder return on its common stock for a five-year period, as required by the Rules of the U.S. Securities and Exchange Commission:

             Comparison of Cumulative Shareholder Return 1993 - 1998

[The following information was depicted as a line graph in the printed material]

                       M/A/R/C Inc.    S&P 500 Index     Peer Group
                       ------------    -------------     ----------
December 1993            100.00           100.00           100.00
December 1994            159.38           101.32            98.68
December 1995            186.75           139.40           120.55
December 1996            285.33           171.40           134.58
December 1997            358.38           228.59           163.34
December 1998            215.81           293.91           169.26

Data Source: S&P Compustat Services

                            Compensation Under Plans

ESOP and 401(k) Plan

      Substantially all salaried employees, including officers, are eligible to participate in the Company's Employee Stock Ownership Plan and its related
Section 401(k) Plan (the "ESOP and 401(k) Plan"). There were 772 employees participating in the ESOP and 401(k) Plan at December 31, 1998. The ESOP and 401(k) Plan may purchase Shares for the benefit of participating employees. The ESOP and 401(k) Plan may be amended by the Board of Directors at any time. Any amendment could have the effect of increasing the cost of the ESOP and 401(k) Plan to M/A/R/C. No amendment, however, may divert any part of the trust fund for the ESOP and 401(k) Plan to purposes other than the exclusive benefit of participants in the ESOP and 401(k) Plan and their beneficiaries.

      Participating employees may contribute up to the lesser of 10% of their salary or $9,500 (or, if greater, the maximum amount permitted under the applicable Internal Revenue Service regulations) to the ESOP and 401(k) Plan through payroll deductions. The Company's matching contributions, if any, are determined by the Compensation Committee of the Board of Directors based on the Company's performance at the close of the fiscal year.

      The ESOP and 401(k) Plan also affords additional investment options, including an equity fund, a fixed income fund, and a bond fund in addition to a stock fund of the Company.

      When a participant in the ESOP and 401(k) Plan terminates employment, he may have a vested benefit in the amounts allocated to his account. The employee is eligible to participate after one year of employment, and vesting occurs at the end of the fifth year of participation.

      In January 1993, the Company loaned $2,500,000 to the Employee Stock Ownership Plan for the purpose of acquiring the Company's common stock in the open market or in negotiated transactions. The loan is repayable over a 15-year period with interest at 7.04% per annum. As of the Record Date, 458,277 Shares had been acquired in open market transactions at an aggregate cost of $2,446,000, or an average of $5.34 per share. As of December 31, 1998, a total of 183,311 Shares had been allocated to the ESOP participants. The remaining Shares are committed to be released ratably over the remaining life of the ESOP loan. The Company made a cash contribution of $167,000 to the ESOP for the fiscal year ended December 31, 1998. This contribution, together with the dividends paid on unallocated Shares, provided the funds the ESOP needed to pay the $259,000 installment due to the Company in 1998 on the loan. The Company recorded an expense of $449,000 in connection with the release of 30,552 Shares to the participants' accounts.

Pension Plan

      Substantially all the Company's employees, including officers, are also eligible for participation in the Company's pension plan (the "Pension Plan"). There were 950 persons participating in the Pension Plan as of January 1, 1998. The Pension Plan provides that it may be amended by the Company Board at any time. Any amendment could have the effect of increasing the cost of the Pension Plan to the Company. No amendment, however, may divert any part of the trust fund for the Pension Plan to purposes other than the exclusive benefit of participants in the Pension Plan and their beneficiaries.

      The cash compensation table does not include the accrual of contributions to the Pension Plan for the account of specified persons, since the Pension Plan is a defined benefit plan, and the accrual in respect of a specified person is not separately or individually calculated by the actuaries for the Pension Plan.

      The Pension Plan provides, in general, for monthly payments to, or on behalf of, each covered employee upon the employee's retirement at his or her social security retirement age, disability, or death, based upon years of service, and the highest average monthly rate of compensation for the five highest consecutive years preceding retirement. The compensation covered by the Pension Plan includes all amounts paid to participants for performance of personal services that are required to be reported as wages for federal income tax purposes. Average monthly rate of compensation ("Average Monthly Compensation") is determined by averaging pay in the five consecutive years of employment that produce the highest average.

      The Pension Plan provides a lifetime monthly pension commencing at the participant's social security retirement age which is equal to:

      (a) 1.5% of Average Monthly Compensation, multiplied by the number of years of benefit service, less

      (b) 1.25% of the primary social security benefit payable to the participant upon retirement, multiplied by the number of years of benefit service (limited to a maximum of 35 years).

No participant receives a benefit less than $12.00 per month per year of benefit service.

      The amount of pension actually accrued under the pension formula is payable as a life annuity. If the participant is married, the benefit is payable in the form of an actuarially reduced benefit with 50% of the benefit then payable to the surviving spouse upon the death of the retired participant.

      The following table shows the estimated annual benefits payable at age 65 to persons in specified compensation and benefit service categories (assuming the participant reaches normal retirement during 1998):

         Highest                              Estimated Annual Pension Benefit Upon
       Consecutive                     Retirement With Indicated Years of Credited Service
    Five-Year Average           ----------------------------------------------------------------
         Salary                    15            20            25            30            35
    ----------------            --------      --------      --------      --------      --------
$ 40,000 ................        $ 6,242       $ 8,322       $10,403       $12,483       $14,564
  90,000 ................         17,170        22,893        28,616        34,340        40,063
 120,000 ................         23,920        31,893        39,866        47,840        55,813
 160,000 ................         32,920        43,893        54,866        65,840        76,813

      In no event may the estimated benefit exceed the maximum benefit limitation under Section 415 of the Internal Revenue Code. The maximum benefit allowable under Section 415 during 1998 amounts to $130,000 unless, prior to January 1, 1983, a higher benefit had been accrued under prior law. In that case, the maximum benefit limitation will be the actual benefit accrued subject to a maximum of $136,425. For 1998, earnings in excess of $160,000 were not considered in determining plan benefits. Benefits accrued to December 31, 1988, are protected.

      The credited years of service under the Pension Plan and the current yearly compensation covered by the Pension Plan for the Company's five most highly compensated executive officers whose compensation during the fiscal year ended December 31, 1998, exceeded $80,000, and who are eligible to participate in the Pension Plan, are as follows:

                                                                   Current
                                                 Credited       Compensation
                                                 Years of        Covered by
         Name of Individual                       Service           Plan
         ------------------                       -------       ------------
Sharon M. Munger ...................                26            $160,000
Jack D. Wolf .......................                23            $160,000
Scott E. Bailey ....................                16            $160,000
Jeffrey S. Walters .................                15            $160,000
Beth A. Kuykendall .................                11            $160,000

1997 Stock Option Plan

      The Company's 1997 Stock Option Plan (the "1997 Plan") was adopted by the Company's Shareholders on April 17, 1997. As of December 31, 1998, options to acquire 471,150 Shares were outstanding at an average price of $14.68 per Share, and none of these were exercisable. No options have been issued in tandem with SARs as permitted by the 1997 Plan. The 1997 Plan was designed to serve as an incentive for attracting and retaining qualified and competent employees.

      The Compensation Committee of the Company Board administers and interprets the 1997 Plan.

      Each option is exercisable after the period or periods specified in the option agreement, but no option is exercisable after the expiration of ten years from the date of grant.

      Three of the Company's five most highly compensated executive officers were granted stock options under the 1997 Plan during the fiscal year ended December 31, 1998.

Nonstatutory Executive Stock Plan

      In 1991, the Board adopted a Nonstatutory Executive Stock Plan (the "NESP"), reserving 360,000 Shares for issuance upon the exercise of options granted under the NESP. In September 1994, the NESP was amended to reserve an additional 450,000 Shares for issuance. During 1998, no options to purchase Shares were granted. No options were cancelled. Options on 44,100 Shares were exercised. At December 31, 1998: options on 347,715 Shares were outstanding under the NESP at an average price of $8.81 per Share; there were 183,405 Shares still available for grant; and options on 200,496 Shares were exercisable. The NESP is designed to attract, motivate, and retain highly competent management level employees.

      The Compensation Committee of the Company Board administers and interprets the NESP. The NESP provides for the granting of nonstatutory stock options on terms and at prices determined by the Committee; but the exercise price must not be less than the greater of (i) the book value or (ii) the par value of the common stock on the date of grant. Each option is exercisable after the period or periods specified in the option agreement, but no option may be exercised after the expiration of ten years from the date of grant. The options and the shares issued under the NESP are restricted securities.


Supplemental Executive Retirement Plans

      The Company maintains five supplemental executive retirement plans ("SERPs"). The SERPs are unfunded general obligations for which the Company reserves each year. Subject to certain conditions, each of the SERPs vests over a ten-year period from age 50 to age 60. The SERP becomes payable in ten annual installments when the covered employee reaches his or her retirement age under the Pension Plan. Four of the SERPs have fully vested and annual payments have commenced on three of them. One of the beneficiaries is Cecil B. Phillips, one of the Company's five most highly compensated executive officers. Mr. Phillips received $200,000 in 1998 and will receive $200,000 in 1999 and in each of the five years following. The Company has reserved an aggregate of $1,774,000 to cover these SERPs.

      If any key employee covered by a SERP dies or becomes disabled prior to the expiration of benefits, the benefits will be paid to the disabled employee or to a beneficiary named by the employee.